

July 24, 2020

Bryan Rowland
General Counsel
Vertex, Inc.
2301 Renaissance Blvd.
King of Prussia, PA 19406

Re: Vertex, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2020
File No. 333-239644

Dear Mr. Rowland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Dilution, page 49

1.   Please explain how you computed pro forma net tangible book value in the amount of $(315.8) million, or $(2.62) per share, and adjusted pro forma net tangible book value in amount of $(27.4) million, or $(0.19) per share, as of March 31, 2020, after giving pro forma effect to the transactions described.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 83

2.   Consistent with your response to comment 5 in your letter dated June 18, 2020, please update your disclosure regarding the impact of the change in accounting for the SARs

upon becoming a public company. Revise to address your accounting for the amendment of the outstanding SARs as part of this offering, including the financial impact upon the modification and on future results.

Notes to Consolidated Financial Statements, page F-8

3.   Please revise to provide subsequent events disclosures pursuant to ASC 855-10-50-1 and 50-2.

Note 1. Summary of significant accounting policies
Unaudited Pro Forma Earnings Per Share, page F-23

4.   You indicate that the determination of pro forma shares outstanding gives effect to the exchange of the Class A and Class B common stock outstanding at December 31, 2019 and March 31, 2020 for the respective new series of Class A and B common stock. However, it appears that the denominator only includes the number of shares whose proceeds would be necessary to repay the term loans. Please revise your computation to also include the new series of Class A and B common shares outstanding exchanged for the Class A and Class B common stock outstanding.

General

5.   We note your 3-for-1 forward split of your common stock, which will occur prior to the closing of this offering. When the forward split occurs, please ensure disclosures through the filing are consistently presented to give retroactive effect to the change. Revise financial statements presented to reflect the stock split in accordance with ASC 260-10-55-12 and SAB Topic 4C. Also ensure your independent auditor revises its report on page F-2 to reference the stock split and dual-date its opinion in accordance with PCAOB AU 530.05.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Staff Attorney, at (202) 551-6711 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Trotter